
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 6, 2009

via U.S. mail

Mr. Peter Voser
Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands

> **Re: Royal Dutch Shell plc**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Response Letter Submitted March 3, 2009**
> **File No. 1-32575**

Dear Mr. Voser:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended December 31, 2007

General

1. We reissue in its entirety paragraph 1 of our prior comment 1 from our letter dated February 12, 2009.

Risk Factors, page 13

2. We reissue our prior comment 2 from our letter dated February 12, 2009. We note, for example, that the clause "[a]lthough we maintain insurance against many potential losses or liabilities arising from our property and operations, in amounts and through arrangements we believe to be prudent…" that you have included in

your proposed disclosure under the heading "Shell faces property and liability risks and does not insure against all potential losses" mitigates the risk presented.

Engineering Comments

3.   We have reviewed your response to prior comment number three from our letter dated February 12, 2009 concerning your ability to replace your reserves. As we have previously indicated, risk factors should be as specific to you as possible. In prior comment number five from our letter dated December 2, 2008, we requested that you include the fact that over the last three years you have replaced 71% of your reserves, and even lower for only your oil and gas reserves. We expressed the belief that this is meaningful information for investors. In your response letter of January 20, 2009 you stated that you would disclose your reserve replacement ratio for your oil and gas operations. However, the example disclosure provided as part of your response to prior comment number three from our letter dated February 12, 2009 does not appear to include disclosure responsive to our concern. Please revise your response to include this information and provide us with an example of the corresponding disclosure that will be included in your Form 20-F for the year ended December 31, 2008.

4.   We have reviewed your response to prior comment eight. Although you addressed the portion of the comment dealing with price you did not address the portion asking about volume. As we previously requested, please tell us if the inert gases contained in your hydrocarbon gases that are processed into LNG or GTL causes a material amount of shrinkage leading to a significantly lower volume of hydrocarbons sold as compared to the reserve volumes you report.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Joseph Babits, Esq.